Exhibit 99.1

InterOil Board of Directors Determines Unsolicited ExxonMobil Proposal Constitutes a Superior Proposal to Oil Search Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, July 17, 2016 /PRNewswire/ -- InterOil Corporation (the "Company") (NYSE: IOC; POMSoX: IOC) announced today that the unsolicited proposal to acquire InterOil, the receipt of which was publicly announced by InterOil on June 30, 2016, was made by Exxon Mobil Corporation (NYSE: XOM) ("ExxonMobil") (the "ExxonMobil Offer"). The Company's Board of Directors, in consultation with its legal and financial advisors, has determined that the ExxonMobil Offer constitutes a "Superior Proposal," as defined in InterOil's arrangement agreement ("Oil Search Agreement") with Oil Search Limited (ASX:OSH, POMSoX: OSH) ("Oil Search") and InterOil has provided notice of such determination to Oil Search.

Under the terms of the ExxonMobil Offer, InterOil shareholders would receive:

  A payment of $45.00 per share of InterOil, paid in ExxonMobil shares. The number of ExxonMobil shares paid per share of InterOil would be calculated based on the volume weighted average price of ExxonMobil shares over a measuring period of ten days ending shortly before the closing date.
  A Contingent Resource Payment ("CRP"), which would be an additional cash payment of approximately $7.07 per share for each tcfe gross resource certification of the Elk-Antelope field above 6.2 tcfe, up to a maximum of 10 tcfe. The CRP would be paid on the completion of the interim certification process in accordance with the Share Purchase Agreement with Total SA, which would include the Antelope-7 appraisal well. The CRP would not be transferrable and would not be listed on any stock exchange.

Under the terms of the Oil Search Agreement, Oil Search has a period of three calendar days, which will expire on July 21, 2016 (the "Response Period"), during which it can offer to amend the terms of the Oil Search Agreement. Oil Search is under no obligation to make such an offer and InterOil does not know if Oil Search will seek to amend the Oil Search Agreement. The InterOil Board of Directors continues to recommend the Oil Search transaction to its shareholders.

InterOil notes that there can be no assurance that the ExxonMobil Offer will lead to the termination of the Oil Search Agreement and the execution of an arrangement agreement with ExxonMobil, or that the transaction contemplated by the ExxonMobil Offer will be approved by shareholders or consummated.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses, all covering about 16,000km2. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the ExxonMobil Offer. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to the Oil Search Agreement, including but not limited to the size or timing of any payment under the contingent value right contemplated by the Oil Search Agreement , any future performance of InterOil or Oil Search, the ability to satisfy the conditions to closing of the Oil Search transaction, either on the expected timeline or at all, the future trading price of InterOil or Oil Search securities, the ability to integrate the businesses of InterOil and Oil Search, the outcome of the unsolicited ExxonMobil Offer, and those factors in InterOil's management information circular dated June 24, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the Oil Search Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Oil Search Agreement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with Oil Search will occur. The transactions contemplated by the Oil Search Agreement are subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. Further details regarding the terms of the transaction are set out in the Oil Search Agreement and are provided in InterOil's management information circular dated June 24, 2016, each of which is available under the profile of InterOil Corporation at www.sedar.com.